Exhibit 99.1

Gold Royalty Announces Acquisition of Royalty over Capstone’s PRODUCING COPPER-SILVER Cozamin Mine

DESIGNATED NEWS RELEASE

Vancouver, British Columbia – July 31, 2023 – Gold Royalty Corp. (NYSE American: GROY) (“Gold Royalty” or the “Company”) is pleased to announce that it has entered into an agreement (the “Agreement”) to acquire an existing 1.0% net smelter return (“NSR”) royalty (the “Royalty”) from Endeavour Silver Corp. (“Endeavour”) on portions of the Cozamin Copper-Silver Mine, located in Zacatecas, Mexico, (“Cozamin”) for total cash consideration of US$7.5 million. Cozamin is owned and operated by Capstone Copper Corp. (“Capstone”).

The Company also announces that it expects that, with the completion of the proposed acquisition, its board of directors will suspend dividends under its previously announced dividend program to focus capital on executing its strategic priority of growing cash flow and net asset value per share through accretive acquisitions.

David Garofalo, Chairman and CEO of Gold Royalty commented, “The acquisition of the Cozamin royalty brings immediate cash flow, complementing our peer-leading revenue growth rate from our portfolio of high-quality, long-life North American assets. Capstone is an experienced and proven operator and we are excited to see them continue to deliver strong operating and exploration results at Cozamin for years to come. We currently expect to be generating positive free cash flow in 2024 with, among other things, the addition of Cozamin, the Côté Gold Project on track to enter production early next year, and corporate overhead costs continuing to decrease.”

Acquisition Highlights:

●	Cozamin is an established, low-cost operating copper-silver mine which has been in production since 2006 and has a history of exploration success and mine life extensions;

●	The Royalty generated revenue of over US$1.0 million over the last year and is expected to add meaningful cash flow to Gold Royalty going forward, along with leverage to increasing copper and silver prices during the life of mine;

●	Capstone published an updated National Instrument I 43-101 (“NI 43-101”) technical report for Cozamin in May 2023 which outlined a life of mine plan extending to 2030 based only on mineral reserves[1];

●	The Royalty covers two concessions over the Calicanto vein at Cozamin. As part of the transaction, Gold Royalty has been granted the option to acquire additional royalties on five contiguous concessions to the south of the Royalty for consideration of up to US$500,000.

●	The Company intends to fund the transaction through its existing cash and cash equivalents.

The Cozamin Royalty

Cozamin is a copper-silver underground mine with a surface milling facility, located 3.6 km north-northwest of Zacatecas City in the mineral-rich state of Zacatecas, Mexico. Since the first full year of operation, Cozamin has generated free cash flow at all points of the copper price cycle.

Cozamin has been continuously operated by Capstone since late 2006, when it commenced commercial production at a rate of 1,000 tonnes per day. At the time, it had a three-year mine life based upon then existing mineral reserves. Since then, successful exploration has extended the expected life of the mine to 2030 based on existing mineral reserves1.

From 2023 to 2030, average annual production is currently forecasted by Capstone at 20,000 tonnes of copper and 1.3 million ounces of silver at average C1 costs of US$1.51 per payable pound of copper. Between 2023 to 2027, average projected annual production is expected by Capstone to be higher at 24,000 tonnes of copper and 1.7 million ounces of silver, at lower average projected C1 costs of US$1.46 per payable pound of copper1.

1 Based on the NI 43-101 Technical Report titled “NI 43-101 Technical Report on the Cozamin Mine, Zacatecas, Mexico” prepared for Capstone Copper Corp. with an effective date of January 1, 2023, a copy of which is available under Capstone’s profile at www.sedar.com (the “Cozamin Report”) . C1 cash costs per payable pound of copper produced is a measure reflective of operating costs per unit. Capstone calculates C1 cash costs as cash production costs of metal produced net of by-product credits.

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Capstone announced on February 1, 2023 that it plans to update its mine plan in 2024 to introduce cut-and-fill mining, which it expects will allow it to convert additional resources to reserves and provide a pathway to increase production at the mine to better utilize the installed mill capacity of 4,400 tonnes per day.

The Royalty was created under a 2017 concession division agreement between Endeavour and Capstone, under which, among other things, if Capstone outlined a primarily base metals mineral resource estimate (defined as >60% of NSR value) on certain concessions owned by Endeavour, it would grant Endeavour a 1% NSR royalty on such concessions. The Royalty applies to two concessions (Calicanto and Vicochea) where the base metals threshold was met. Gold Royalty has also been granted an option by Endeavour to acquire a 1% NSR royalty on five additional concessions if such royalties are granted in the future. Pursuant to the option, Gold Royalty would acquire such royalties, subject to existing rights of first refusal held by Capstone, in exchange for US$300,000, in the case of the Mise concession and US$50,000 in the case of each other concession, which amount may, at the option of Gold Royalty, be satisfied by issuing Gold Royalty common shares.

The acquisition of the Royalty is subject to customary closing conditions and is currently expected to be completed in August 2023.

Figure 1: Plan view map superimposing the Endeavour concessions and an aerial photograph of the existing mine workings (Reference: Capstone Endeavour Division Agreement)

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to invest in high-quality, sustainable, and responsible mining operations to build a diversified portfolio of precious metals royalty and streaming interests that generate superior long-term returns for our shareholders. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

Gold Royalty Corp.

Peter Behncke

Manager, Corporate Development & Investor Relations

Telephone: (833) 396-3066

Email: info@goldroyalty.com

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Qualified Person

Alastair Still, P.Geo., Director of Technical Services of the Company, is a qualified person as such term is defined under NI 43-101 and has reviewed and approved the technical information disclosed in this news release.

Notice to Investors

Except where otherwise stated, the disclosure in this news release relating to Cozamin has been derived from the Cozamin Report and other public information disclosed by the operator and has not been independently verified by the Company. Specifically, the Company has limited, if any, access to the property subject to the Royalty. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. The Royalty does not cover the entire project area of Cozamin, or the entirety of the areas covered by existing mineral reserve and resource and estimates. Please refer to the Cozamin Report for further information regarding the mineral reserve.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this news release, including any references to mineral resources or mineral reserves, was prepared by the project operator in accordance with NI 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the “SEC”) applicable to domestic issuers. Accordingly, the scientific and technical information contained or referenced in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Cautionary Statement on Forward-Looking Information:

Certain of the information contained in this news release constitutes ‘forward-looking information’ and ‘forward-looking statements’ within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”) which involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements respecting future dividends, the Company’s strategy and business plans, the expected completion of the acquisition of the Royalty, expectations regarding operations at Cozamin and expectations regarding the Company’s cash flows from Cozamin and its other interests. Forward-looking statements are based upon certain assumptions and other important factors, including assumptions relating to commodities prices, the projects underlying the Company’s royalty interests, expected operations at Cozamin and other projects underlying the Company’s interests and the business of the Company. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, risks related to the ability of the parties to complete the proposed transaction and satisfy the conditions thereof, any inability of the operators of the properties underlying the Company’s royalty interests to execute proposed plans for such properties or to achieved planned development and production estimates and goals, risks related to the operators of the projects in which the Company holds interests, including the successful continuation of operations at such projects by those operators, risks related to exploration, development, permitting, infrastructure, operating or technical difficulties on any such projects, the influence of macroeconomic developments, the ability of the Company to carry out its growth plans and other factors set forth in the Company’s Annual Report on Form 20-F and its other publicly filed documents under its profiles at www.sedar.com and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

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